May 6, 2009

H. Christopher Owings

Assistant Director

United States

Securities And Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:

American Smooth Wave Ventures, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed March 23, 2009

File No. 333-152849

Dear Mr. Owings:

The following are our responses to your comment letter of March 25, 2009.

List of Selling Shareholders, page 16

1.

At the beginning of your “List of Selling Shareholders” section you state that the information is “[a]s of Dec. 31, 2008. Please revise to provide the information as of a recent date.

Revised to show as of May 1, 2009.

2.

We note your response to comment one from our letter dated February 12, 2009. We again request that you identify Orion Investment, Inc. as a selling shareholder of CFO Consultants, Matches, Inc. and Western Lucrative, Inc. rather than just as a shareholder. We also note your statement in the fourth paragraph on page 16, that “Orion is not involved in any other public companies or companies seeking to go public other than those noted.” This statement only discloses that Orion Investment, Inc. is not currently involved in any other public companies seeking to go public. Please disclose if Orion Investment, Inc. is currently or was previously involved in the formation or principal ownership of any other public companies or companies seeking to go public and if so, please disclose which, if any, of these companies have had limited business plans, have generated no or minimal revenues, have filed untimely report, are delinquent in their reporting obligation, have had their registration revoked, or are or were previously classified as shell companies.

Disclosure about Orion has been revised to show it is a selling shareholder.

Other than those noted, Orion is not currently nor was it previously involved in the formation or principal ownership of any other public companies or companies seeking to go public.

3.

Also, it appears that the chart that you have added to your prospectus does not contain disclosure for several issuers that are affiliated with your principal selling shareholder. For example, NewGen Technologies, Inc. does not have an “x” marked; yet it appears that it had no or minimal revenues, was delinquent in its reporting obligations, suspended its reporting obligations in November 2007, and was previously a shell company. As another example, Russian Athena, Inc. also does not have an “x” marked; yet it apparently had no or minimal revenues, was delinquent in its reporting obligations, had its registration revoked in October 2008 and was previously a shell company. Even with regard to issuers for whom you have disclosed information, the disclosure does not always appear to be complete. For example, Apex Capital Group, Inc. appears to have been a shell company, but that is not disclosed in your chart. Please correct these and all other inaccuracies in the chart, and ensure that your disclosure is complete.

After a review of the SEC’s IDEA website the chart has been revised as follows:

The following represents the answer to the extent that such information is known by Mr. Kirz.

	Limited Bus Plan No or Min. Revenues	Untimely Reports	Delinquent Reporting Oblig.	Reg. Revoked	Shell Company Classified

NewGen Technologies, Inc.	x	x	x	x	x
Russian Athenia, Inc	x	x	x	x	x
Pacific Land Coffee Corp		x	x	x	x
Faceprint Global Solutions, Inc			x
Woodstock Tree Farms			x
Northstar Ventures, Inc	x	x	x	x	x
Asian Financial, Inc	x		x		x
China Holdings, Inc	x	x			x
ARC International Corp		x	x	x	x
Animal Cloning Sciences, Inc	x		x	x	x
Knickerbocker Capital Corp	x	x	x		x
Apex Capital Group, Inc		x	x		x

4.

Please confirm the affiliation of Randall A. Baker with Corio, Inc. The filings of Corio reflect that a “Randall P. Baker” was an affiliate of that company. Please advise or amend your disclosure accordingly.

Randall A. Baker is not an affiliate of Corio therefore this disclosure has been removed.

Financial Statements, F-1

5.

We note your response to comment five from our letter dated February 12, 2009. Please disclose your fiscal year end date in your registration statement.

The company is using a fiscal year end date of June 30 and this disclosure has been added in the registration statement.

Very truly yours,

/s/ Irwin J. Kirz

Irwin J. Kirz, President

American Smooth Wave Ventures, Inc.

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